UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


1. Name and Address of Reporting Person
   DeBatty, Jill A.
   1908 Short Ridge Dr.
   Warsaw, IN 46580
2. Date of Event Requiring Statement (Month/Day/Year)
   02/12/2001
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Issuer Name and Ticker or Trading Symbol
   Lakeland Financial Corporation (LKFN)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Beneficially Owned
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
|1. Title of Security                      |2. Amount of          |3. Ownership    |4. Nature of Indirect Beneficial Ownership     |
|                                          |   Securities         |   Form:        |                                               |
|                                          |   Beneficially Owned |   Direct(D) or |                                               |
|                                          |                      |   Indirect(I)  |                                               |
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
Common Stock                                63.896                 I                401k Plan

TABLE II -- Derivative Securities Beneficially Owned
+-----------------------+---------------------+---------------------------------+----------+-------------+-------------------------+
|1.Title of Derivative  |2.Date Exercisable   |3.Title and Amount of Securities |4.Conver- |5.Ownership  |6. Nature of Indirect    |
|  Security             |  and Expiration Date|  Underlying Derivative          | sion or  | Form of     |   Beneficial Ownership  |
|                       |  (Month/Day/Year)   |  Security                       | Exercise | Derivative  |                         |
|                       +----------+----------+-----------------------+---------+ Price of | Security:   |                         |
|                       | Date     | Expira-  |                       |Amount or| Deri-    | Direct(D) or|                         |
|                       | Exer-    | tion     |         Title         |Number of| vative   | Indirect(I) |                         |
|                       | cisable  | Date     |                       |Shares   | Security |             |                         |
+-----------------------+----------+----------+-----------------------+---------+----------+-------------+-------------------------+
Stock Options (Right to  06/13/2005 06/13/2010 Common Stock            600       $13.5      D
buy)
Stock Options (Right to  01/09/2006 01/09/2011 Common Stock            1500      $13.625    D
buy)
Stock Options (Right to  02/08/2005 02/08/2010 Common Stock            800       $15.125    D
buy)
Stock Options (Right to  02/09/2004 02/09/2009 Common Stock            750       $19.4375   D
buy)

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ Jill A. DeBatty

DATE
02/21/2001